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[HUDSON GENERAL LOGO]

        HUDSON GENERAL CORPORATION
        RECEIVES THIRD PARTY INDICATION   MICHAEL RUBIN
        OF ACQUISITION INTEREST            PRESIDENT          DECEMBER 11, 1998
SUBJECT:__________________________CONACT:______________RELEASE:________________

     Great Neck, New York - December 11, 1998 - Hudson General Corporation (AMEX:HGC) stated today that it has received a letter from a third party in which such party indicated a willingness to acquire all outstanding shares of Hudson General. The third party stated that the price would be in excess of $57.25 per share in cash, but did not indicate any specific price. In its letter, such party requested that Hudson General furnish it with confidential information subject to an appropriate confidentiality agreement, and advised Hudson General that any acquisition proposal would not be subject to a financing contingency.

     As previously announced, on November 22, 1998, Hudson General entered into a definitive agreement to be acquired by a group led by members of its senior management at a price of $57.25 per share in cash. The buyout group is headed by Jay B. Langner, Hudson General's Chairman of the Board and Chief Executive Officer, and Richard D. Segal, Vice Chairman of the Board.

     The third party's letter to Hudson General was reviewed by the Special Committee of Hudson General's Board of Directors, which is comprised of three independent, unaffiliated directors. In accordance with the terms of the definitive merger agreement with the management-led buyout group, the Special Committee has determined that Hudson General will furnish information to the third party and engage in discussions related thereto, pursuant to an appropriate confidentiality agreement to be negotiated between the parties.

     Hudson General, through its 51%-owned affiliate, Hudson General LLC, provides various services at airports throughout the United States and Canada. Hudson General is also a participant in a joint venture to develop 4,000 acres of land in Hawaii. Hudson General Corporation's shares are traded on the American Stock Exchange under the ticker symbol HGC.